ROPES & GRAY LLP PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

September 15, 2020

Angela C. Jaimes (617) 951-7591 angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Yoon Y. Choo

Re: Allianz Funds (Registration Nos. 33-36528 and 811-06161) and Allianz Funds Multi- Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Supplemental Comments on Preliminary Proxy Statement filed on Schedule 14A

Dear Ms. Choo:

I am writing on behalf of the Allianz Funds and Allianz Funds Multi-Strategy Trust (together, the "Trusts") to respond to the supplemental comments by the staff (the "Staff") of the Securities and Exchange Commission received on September 14 and 15, 2020, on the Trusts' combined preliminary proxy statement filed on Schedule 14A with the Commission on September 2, 2020 (the "Preliminary Proxy Statement") and related to the Trusts' correspondence filing dated September 14, 2020 (the "Initial Response Letter"). The Staff previously provided comments on the Preliminary Proxy Statement on September 10, 2020 (each an "Initial Comment" and collectively, the "Initial Comments") to which we provided responses in the Initial Response Letter.

Summaries of your supplemental comments and the Trusts' responses thereto are set forth below. To the extent responses in this letter use the past tense to refer to changes that have been made, those responses have been reflected, to the extent applicable, in the current version of a definitive proxy statement (the "Definitive Proxy Statement"), which will be filed on or around the date hereof.

Letter to Shareholders

1.Comment: In the shareholder letter, please disclose that expenses will remain the same for at least two years from the date of the Closing in order to mirror disclosure in the Definitive Proxy Statement.

Response: In response to this comment, the following disclosure has been added to the letter to shareholders (new language denoted by underline):

As discussed further in the Proxy Statement, for those series of the Trusts continuing operations after the Transition (the "Continuing Funds"), Virtus has agreed to contractually limit each Continuing Fund's expenses for two years from the closing of the Transition, so that each Continuing Fund's net total expenses do not exceed current levels.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting

2.Comment: In the section titled "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting", please revise the last sentence to include definitive additional soliciting materials and provide a web address that links directly to a web landing page that contains the relevant materials.

Response: In response to this comment, the Trusts note that the following disclosure has been added to the letter to shareholders (new language denoted by underline and deleted language by ~~strikethrough~~):

You may obtain copies of the Proxy Statement without charge by calling Broadridge Financial Solutions, Inc. at 833-934-2736. The Proxy Statement and any definitive additional soliciting materials will be available on the Funds' website at ~~us.allianzgi.com~~https://us.allianzgi.com/documents/Allianz-Funds-and-Allianz- Multi-Strategy-Trust-Funds-Proxy.

Proxy Statement—General

3.Comment: The Staff notes that, in various sections, disclosure states that Virtus will "contractually limit each Continuing Fund's total operating expenses for all classes of shares so that, on a net basis, such expenses will be equal to or lower than current total expenses for at least two years following the Closing" (emphasis added). Please revise disclosure to instead use the phrase "current net total expenses" (emphasis added).

Response: The requested change has been made.

Proxy Statement— Description of the Proposed New Subadvisory Agreements with each of AllianzGI U.S. and the Virtus Value Equity Subadviser

4.Comment: The Staff notes the sentence "Thus, the amount of any recoupment or recapture of prior waivers would have the effect of being shared equally between Virtus and the Subadviser." For clarity, if accurate, please revise this sentence to read as follows: "Any recoupment or recapture of prior waived amounts will be shared equally between Virtus and the Subadviser."

Response: The requested change has been made.

Proxy Statement—Section VI

5.Comment: In Section VI, under the subsection titled "Solicitation of Proxies", related to cost sharing with respect to the proxy solicitation, please add the phrase "regardless of whether the Closing occurs" to the end of the last sentence of that section.

Response: In response to this comment, the Trusts have revised the referenced disclosure as follows (new language denoted by underline):

Trusts have retained Broadridge to serve as tabulator of proxies and this cost as well as the legal, audit and other costs of preparing, printing and mailing this Proxy Statement and the cost of holding the Meeting (including the costs of any additional solicitation and any adjourned session) are anticipated to be approximately $2,000,000 and will be borne (i) 50% by AllianzGI U.S. and (ii) 50% by Virtus regardless of whether the Closing occurs.

6.Comment: In Section VI, under the subsection titled "Methods of Voting—By Virtual Attendance at the Meeting", the Staff notes that the last sentence of that section contains substantially similar information as the immediately preceding sentence. Please delete the last sentence of that section so as to avoid redundant disclosure and shareholder confusion.

Response: The requested change has been made.

Expense Limitation Arrangements

7.Comment: You state in your Initial Response Letter that "to the extent that there are any expense reimbursement amounts that are owed to AllianzGI U.S. but received by Virtus after the Transition, Virtus intends to pay those amounts back to AllianzGI U.S." With respect to that arrangement:

(1)if recoupment continues, we believe that the payment by the Fund(s) should be made directly to the party that waives the expenses (i.e., AllianzGI U.S.) as this is consistent with investor expectations; and

(2)the applicable disclosure should address that recoupment by AllianzGI U.S. will continue after the closing of the transition and that the board has determined that this is appropriate.

Please revise the disclosure accordingly. Also, please set the expense limitation discussion apart from the remainder of the proposed investment advisory agreement discussion. In this new section, please discuss the current AllianzGI U.S. expense limitation agreement, including the recoupment provisions, and address the disclosures addressed above as items

(1) and (2).

Response: We welcome the comment and appreciate the Staff's consideration in the interest of shareholder protection. In light of timing constraints around the proxy statement printing and mailing, Transition and shareholder meeting, the Trusts have updated the section entitled "Description of the Proposed Investment Advisory Agreements" as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

Expense Limitation Arrangements.

Virtus has also agreed to continue to contractually limit each Continuing Fund's expenses for two years from the date the Proposed Investment Advisory Agreement is effective, so that each Continuing Fund's net total expenses do not exceed the Continuing Fund's net total expenses immediately before such effectiveness. Further to this agreement, Virtus may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. ~~To the extent that there are fees or expense reimbursement amounts that are owed to AllianzGI U.S. but received by Virtus after the Closing of the Transition, Virtus has undertaken to pay those amounts back to AllianzGI U.S.~~ Net total expenses could increase after the second anniversary of the Closing unless expense limitation agreements are further continued.

Currently, certain of the MST Continuing Funds have expense limitation arrangements in place with AllianzGI U.S. under which AllianzGI U.S. may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. AllianzGI U.S. and Virtus intend to propose a continuation of this arrangement following the Closing, whereby amounts waived or reimbursed by AllianzGI U.S. while it remained the primary investment manager of the relevant MST Continuing Funds will be subject to recoupment paid directly to AllianzGI U.S. from the relevant Funds on substantively the same terms for the same three-year period. AllianzGI U.S. and Virtus expect that these recoupment amounts, to the extent paid to AllianzGI U.S., would be included in total expenses for purposes of calculating recoupment under Virtus' post-Transition expense limitation arrangement described above. Under no circumstances would recoupment amounts be eligible for payment directly to AllianzGI U.S. after the Transition unless and until the Board of Trustees of MST, including the Independent Trustees, determine that such arrangement is appropriate for the relevant MST Continuing Funds.

We will endeavor to present the proposed arrangement outlined by the Staff to the Board of the MST Continuing Funds in the near term.

* * * * *

Please do not hesitate to call the undersigned (at 617-951-7591) or George B. Raine (at 617-951- 7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq.

George B. Raine, Esq.